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                                                                 EXHIBIT (a)(11)


              [LETTERHEAD OF SWIDLER BERLIN SHEREFF FRIEDMAN, LLP]

                                January 26, 1999


VIA FAX: (213) 687-3702

Robert B. Knauss, Esq.
Munger, Tolles & Olsen
355 South Grand Avenue
35th Floor
Los Angeles, California 90071

         Re: Managed Health Care Associates, Inc./COHR

Dear Rob:

         This letter is written on behalf of Managed Healthcare Associates, Inc. ("MHA") in response to the six issues raised on the conference call with us today.

         1. MHA's proposal is for $8.00 per share in cash net to each seller of common stock of COHR, Inc. (the "Company").

         2. MHA is working diligently to obtain the financing necessary to complete the transaction. MHA has been working closely with its current lender Banque Nationale de Paris to arrange the financing. MHA believes it will be in a position to discuss the specifies of its financing structure and make its lender available for further discussion tomorrow.

         3. MHA intends to do as much due diligence as is available in the next few days in order to reach a comfort level with respect to the shareholder lawsuits, such that it is willing to consummate the transaction along the lines outlined in the proposal dated January 25, 1999 sent to the Company. MHA expects that the Company will make available all documents, including but not limited to, plaintiffs damage study, its counsel, counsel to the Company's insurance company and all other relevant personnel and documentation for MHA to complete its due diligence. MHA's proposal contemplates that subject to the satisfactory completion of its due diligence, the liability for the shareholder lawsuits will be assumed by MHA.



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         4.       We will provide a preliminary due diligence outline no later than 9:00 A.M. on Wednesday, January 27, 1999.

         5. MHA acknowledges the obligations of the Company with respect to the breakup fee and would expect the Company to pay the breakup fee upon the termination of the merger agreement with Three Cities.

         6. We anticipate that we will arrive in California to proceed with due diligence on January 27, 1999 at around 12:00 noon. California time. We would expect to work through the weekend to complete our due diligence.

         In reliance upon your representations that the board of the Company intends to move forward in good faith with MHA, MHA is willing to withdraw the complaint it filed in Delaware without prejudice, provided the Company agrees that it will not commence litigation in connection with MHA's proposal. MHA shall withdraw such complaint promptly after the Company agrees to the foregoing.

         I trust that this letter has addressed the concerns you have raised.

                                        Very truly yours,



                                        Charles I. Weissman



CIW: slc